ANNUAL REPORT
FOR THE PERIOD ENDED
DECEMBER 31, 1996

FELLOW PARTNERS:

Now that we have initiated the disposition phase of your Fund, the amount of your distributions and the estimated value of a Fund unit will be influenced more by sales than by operations. As a result, we thought it appropriate to begin this report by providing you with the estimated unit value of the Fund and an update on property dispositions as well as your fourth quarter distribution.
     At this stage of your Fund's life cycle, our primary focus is shifting from the production of income to the strategic positioning of Fund properties to maximize potential sales proceeds.

Unit Valuation

As you know, at the end of each year we employ a third-party appraiser to review and assess the analysis and assumptions used to prepare an estimated current value of the properties held in your Fund. We then use these valuations to prepare an estimated unit value, which may not be representative of the value of your units when the Fund ultimately liquidates.

Real Estate Investments (Dollars in thousands)
_________________________________________________________________

                                       Average      Contribution
                      Leased Status  Leased Status  to Net Income
                       ___________   _____________  ____________

               Gross                    Twelve         Twelve
             Leasable                Months Ended   Months Ended
Property       Area   December 31,   December 31,   December 31,
Name         (Sq. Ft.)     1996     1995  1996   1995    1996
_________   __________  __________  _____ _____  _____   _____

Atlantic      187,844      100%      97%   93%   $240   $   214

Coronado       95,732      100      100   100     193       189

Oakbrook
  Corners     123,948       94       68    75     (96)     (985)

Baseline      100,204       96       88    90      86      (636)

Business
  Plaza        66,342       89       85    79     355        33

Tierrasanta   104,236       62       75    87      80      (734)
             ________     ____     ____  ____   _____     _____

              678,306       91       86    88     858    (1,919)

Held for Sale

  AMCC         99,950      100      100   100     903       263

  South Point
    Plaza      49,163       90       67    74      84       (47)

  Bonnie Lane 119,590      100       78    96     161       239

  Glenn Avenue 82,000      100      100   100     172       178
             ________     ____     ____  ____    ____      ____

            1,029,009       94       87    90   2,178    (1,286)
Properties Sold     -        -        -     -     442       858

Fund Expenses
  Less Interest
  Income            -        -        -     -    (228)     (292)
             ________     ____     ____  ____   _____     _____

Total       1,029,009       94%      87%   90% $2,392   $  (720)

Nor is there any assurance that you could sell your units today at a price equal to the current estimated value.
     At December 31, 1996, the estimated unit value of the Fund was $487. After adjusting for our February distribution of $16, the estimated value per unit is $471. Total appreciation for the year, including net appreciation on properties sold, is 7.5%.
     As you may recall, we mailed this information to you in a letter dated January 22, 1997, in response to the offerings made to you by other investors. While we cannot assure that you will ultimately receive the exact amount of the estimated unit value, we believe our valuation process has been sound, and we want you to be as well-informed as possible about the value of your investment. Our objective is to supply you with the information you need to make the best decisions based on your particular circumstances.

Disposition Update

On November 20, 1996, we executed a purchase and sale agreement for AMCC and closed on January 23, 1997, after the end of the reporting period. Net sales proceeds of $7.7 million, or approximately $91 per limited partnership unit, will be distributed to you in May.
     We mentioned in our last report that two properties were added to the held for sale category - Bonnie Lane and Glenn Avenue, two industrial buildings in the Chicago area that have been marketed with three similar holdings in Realty Income Fund
III. We signed a letter of intent with a potential buyer for the entire group of properties in January and hope to complete the transaction in April, although there is no assurance the sale will be consummated.
     In addition, we signed a listing agreement to sell South Point Plaza, in which the Fund has a 50% interest. The property, a shopping center in Tempe, Arizona, is currently being actively marketed by the listing broker. We will update you on all these properties held for sale in our next quarterly report.

Cash Distributions

The Fund declared a fourth quarter distribution from operations of $16 per unit, bringing the total operating distributions for the year to $35.50. Additionally, $27.91 per unit was paid out to you during the year from sales proceeds for the Fund's 24% share of Fairchild, resulting in total distributions of $63.41 per unit for 1996. Future distributions will be determined each quarter based on cash flow, anticipated capital requirements, and the status of property dispositions.

Results of Operations

The Fund had a net loss of $720,000 in 1996 compared with net income of $2,392,000 in 1995. The change in property valuation adjustments of $3,850,000 accounted for much of the difference, which was partly offset by a $699,000 gain on the sale of Fairchild. Income before the gain on the property sale declined $3,811,000, due largely to downward valuation adjustments for Oakbrook Corners, Baseline, Tierrasanta, and AMCC. While conditions in the markets where these properties are located are generally improving, the shortened anticipated holding period due to our disposition plans caused us to adjust the carrying values downward. Property carrying amounts for financial statement purposes should not be confused with the estimated fair market values used to determine your estimated unit value.
     Income from operations before the valuation adjustments was up $39,000 over the year before. Revenues from rental income and interest income resulted in total gross revenues of $6,189,000 for the year compared with $6,964,000 a year earlier. However, this comparison was affected by the absence of a full year's rental income from Regal Row and Fairchild, the two properties sold in 1996. Results were helped by a decline of $814,000 in operating expenses, before valuation adjustments, primarily due to the property sales.
     At the property level, we reported previously that a tenant who occupied 38% of the total space at Tierrasanta did not renew upon expiration in August. There is interest in the property and the market is tightening, but several competitive properties have comparable space available, and we cannot be sure when this space will be re-leased. At Baseline, 39% of the leases will expire between now and the end of 1997, and our strategy here will be to find replacement tenants with better credit than those who do not renew while focusing on longer-term leases.
     During the year, we signed leases totaling approximately 35% of Fund properties, resulting in an increase in year-end leased status of five percentage points over the year before. Increased leasing activity at Atlantic, Oakbrook Corners, Baseline, Business Plaza, Bonnie Lane, and South Point Plaza more than offset the decrease at Tierrasanta.

Outlook

We continue to make progress toward the disposition of the Fund's properties during the next two years. Some of you have asked why we are beginning to sell now, just as the market has been exhibiting signs of strengthening.
     Our primary goal is to take advantage of rising property values as the Fund nears the end of its planned lifespan. As real estate markets have been improving during the past few years, we have used the opportunity to capture higher prices for investors.

     As usually happens in improving markets, the turnaround in real estate is broadly encouraging an increasing supply of new properties, which could eventually lead to an oversupply and softer prices down the road. This is normal as the real estate cycle runs its course. While we do not expect a recession in either real estate or the general economy to emerge in the near future, the country's economic expansion is almost six years old and is approaching an advanced stage, by historical measures.
     It is possible that by selling Fund properties during the next few years, we might miss some further advances in real estate values. However, with prices currently rising due to strong tenant and investor demand, supply growing in many markets, and the Fund nearing the end of its planned lifespan, we believe it is prudent to sell into that strength while prices are on the upswing.

     Sincerely,

     James S. Riepe
     Chairman

February 7, 1997

                      REAL ESTATE HOLDINGS
                        December 31, 1996
                         (In thousands)

                                        Date       Carrying
Property Name       Type and Location   Acquired    Amount
_______________     _____________       _________  ________

Atlantic            Industrial            10/86  $  3,416
   Gwinnett Co.,
   Georgia

Coronado            Industrial            11/86     3,407
   Anaheim,
   California

Oakbrook Corners    Business Park         11/86     5,098
   Gwinnett Co.,
   Georgia

Baseline            Business Park         12/86     3,884
   Tempe, Arizona

Business Plaza      Office                12/86     3,638
   Ft. Lauderdale,
   Florida

Tierrasanta         Business Park         4/88      1,727
   San Diego,
   California
                                                  _______

                                                   21,170


Held for Sale

AMCC                R&D/Office            9/87      7,772
   San Diego,
   California

Bonnie Lane         Industrial            11/87     3,316
   Elk Grove,
   Illinois

Glenn Avenue        Industrial            11/87     2,257
   Wheeling,
   Illinois

South Point         Retail                4/88      1,515
   Tempe, Arizona                                 _______

                                                 $ 36,030
                                                  _______
                                                  _______


                   CONSOLIDATED BALANCE SHEETS
                         (In thousands)

                                      December 31,December 31,
                                          1996        1995
                                        _________   _________

Assets

Real Estate Property Investments
 Land. . . . . . . . . . . . . . . .     $  8,443     $14,544
 Buildings and Improvements. . . . .       19,352      45,170
                                         ________    ________
                                           27,795      59,714
 Less:  Accumulated Depreciation
    and Amortization . . . . . . . .       (6,625)    (18,049)
                                         ________    ________
                                           21,170      41,665
 Held for Sale . . . . . . . . . . .       14,860       3,500
                                         ________    ________
                                           36,030      45,165
Cash and Cash Equivalents. . . . . .        3,667       4,782
Accounts Receivable  (less allowances of
 $22 and $165) . . . . . . . . . . .          162         172
Other Assets . . . . . . . . . . . .          333         410
                                         ________    ________

                                         $ 40,192     $50,529
                                         ________    ________
                                         ________    ________

Liabilities and Partners' Capital
 Security Deposits and Prepaid Rents     $    505     $   493
 Accrued Real Estate Taxes . . . . .          394         502
 Accounts Payable and Other Accrued
    Expenses . . . . . . . . . . . .          307         433
                                         ________    ________

Total Liabilities. . . . . . . . . .        1,206       1,428
Partners' Capital. . . . . . . . . .       38,986      49,101
                                         ________    ________

                                         $ 40,192     $50,529
                                         ________    ________
                                         ________    ________

The accompanying notes are an integral part of the consolidated financial statements.

              CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands except per-unit amounts)

                                  Years Ended December 31,
                                  1996       1995     1994
                                _________  __________________

Revenues

Rental Income. . . . . . . .    $ 5,944   $ 6,717  $   6,834
Interest Income. . . . . . .        245       247        149
                                _______   _______    _______

                                  6,189     6,964      6,983
                                _______   _______    _______

Expenses

Property Operating Expenses.      1,113     1,103      1,399
Real Estate Taxes. . . . . .        747       991        877
Depreciation and
  Amortization . . . . . . .      1,781     2,362      2,979
Decline (Recovery) of Property
  Values . . . . . . . . . .      3,168      (682)      (860)
Management Fee to General
  Partner. . . . . . . . . .        298       346        269
Partnership Management
  Expenses . . . . . . . . .        501       452        457
                                _______   _______    _______

                                  7,608     4,572      5,121
                                _______   _______    _______

Income (Loss) from Operations before
  Real Estate Sold . . . . .     (1,419)    2,392      1,862
Gain on Real Estate Sold . .        699         -          -
                                _______   _______    _______

Net Income (Loss). . . . . .    $  (720)  $ 2,392  $   1,862
                                _______   _______    _______
                                _______   _______    _______

Activity per Limited Partnership
  Unit

Net Income (Loss). . . . . .    $ (8.48)  $ 28.16  $   21.92
                                _______   _______    _______
                                _______   _______    _______

Cash Distributions Declared
  from Operations. . . . . .    $ 35.50   $ 37.68  $   35.50
  from Sale Proceeds . . . .      70.86     40.79          -
                                _______   _______    _______

Total Distributions
  Declared . . . . . . . . .    $106.36   $ 78.47  $   35.50
                                _______   _______    _______
                                _______   _______    _______

 Units Outstanding . . . . .     84,099    84,099     84,099
                                _______   _______    _______
                                _______   _______    _______

The accompanying notes are an integral part of the consolidated financial statements.

          CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                         (In thousands)

                                General    Limited
                                Partner   Partners     Total
                               ________   ________   ________

Balance, December 31, 1993 .    $  (261)  $53,401    $53,140
Net Income . . . . . . . . .         19     1,843      1,862
Redemption of Units. . . . .          -        (1)        (1)
Cash Distributions . . . . .        (25)   (2,439)    (2,464)
                                _______   _______    _______

Balance, December 31, 1994 .       (267)   52,804     52,537
Net Income . . . . . . . . .         24     2,368      2,392
Cash Distributions . . . . .        (32)   (5,796)    (5,828)
                                _______   _______    _______

Balance, December 31, 1995 .       (275)   49,376     49,101
Net Loss . . . . . . . . . .         (7)     (713)      (720)
Cash Distributions . . . . .        (26)   (9,369)    (9,395)
                                _______   _______    _______

Balance, December 31, 1996 .    $  (308)  $39,294    $38,986
                                _______   _______    _______
                                _______   _______    _______

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)



                                        Years Ended December 31,
                                       1996      1995      1994
                                      _______   _______   _______

Cash Flows from Operating Activities
Net Income (Loss)  . . . . . . .     $ (720)  $ 2,392   $ 1,862
Adjustments to Reconcile Net Income
  (Loss) to Net Cash Provided by Operating
    Activities
    Depreciation and
      Amortization . . . . . . .      1,781     2,362     2,979
    Decline (Recovery) of
      Property Values. . . . . .      3,168      (682)     (860)
    Gain on Real Estate
      Sold . . . . . . . . . . .       (699)        -         -
    Change in Accounts Receivable,
      Net of Allowances. . . . .          6       (11)       68
    Change in Other Assets . . .         72      (125)     (180)
    Change in Security Deposits and
      Prepaid Rents. . . . . . .         12       (29)       50
    Change in Accrued Real Estate
      Taxes. . . . . . . . . . .       (108)       70       (47)
    Change in Accounts Payable and
      Other Accrued
      Expenses . . . . . . . . .       (126)      154         5
                                     _______  _______   _______

Net Cash Provided by Operating
  Activities . . . . . . . . . .      3,386     4,131     3,877
                                     _______  _______   _______
Cash Flows from Investing Activities

Proceeds from Property
  Dispositions . . . . . . . . .      5,959     2,622         -
Investments in Real Estate . . .     (1,065)     (962)     (805)
                                     _______  _______   _______
Net Cash Provided by (Used in)
  Investing Activities . . . . .      4,894     1,660      (805)
                                     _______  _______   _______

Cash Flows Used in Financing
  Activities

Cash Distributions . . . . . . .     (9,395)   (5,828)   (2,464)

Redemption of Units. . . . . . .          -         -        (1)
                                     _______  _______   _______

Net Cash Used in Financing
  Activities . . . . . . . . . .     (9,395)   (5,828)   (2,465)
                                     _______  _______   _______

Cash and Cash Equivalents
Net Change during Year . . . . .     (1,115)      (37)      607
At Beginning of Year . . . . . .      4,782     4,819     4,212
                                     _______  _______   _______

At End of Year . . . . . . . . .  $  3,667    $ 4,782   $ 4,819
                                     _______  _______   _______
                                     _______  _______   _______

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

T. Rowe Price Realty Income Fund II, America's Sales-Commission-Free Real Estate Limited Partnership (the "Partnership"), was formed on January 7, 1986, under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring, operating, and disposing of existing income-producing commercial and industrial real estate properties. T. Rowe Price Realty Income Fund II Management, Inc., is the sole General Partner. The initial offering resulted in the sale of 84,144 limited partnership units at $1,000 per unit.
    In accordance with provisions of the partnership agreement, income from operations is allocated and related cash distributions are generally paid to the General and Limited Partners at the rates of 1% and 99%, respectively. Sale or refinancing proceeds are generally allocated first to the Limited Partners in an amount equal to their capital contributions, next to the Limited Partners to provide specified returns on their adjusted capital contributions, next 3% to the General Partner, with any remaining proceeds allocated 85% to the Limited Partners and 15% to the General Partner. Gain on property sold is generally allocated first between the General Partner and Limited Partners in an amount equal to the depreciation previously allocated from the property and then in the same ratio as the distribution of sale proceeds. Cash distributions, if any, are made quarterly based upon cash available for distribution, as defined in the partnership agreement. Cash available for distribution will fluctuate as changes in cash flows and adequacy of cash balances warrant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership's financial statements are prepared in accordance with generally accepted accounting principles which requires the use of estimates and assumptions by the General Partner.
    The accompanying consolidated financial statements include the accounts of the Partnership and its pro rata share of the accounts of T. Rowe Price-Pacific (AMCC), a California limited partnership, South Point Partners, and Tierrasanta 234, which are California general partnerships, in which the Partnership has 90%, 50%, and 30% interests, respectively. They also include the Partnership's pro-rata share of the accounts of Fairchild 234, a California general partnership in which the Partnership had a 24% interest prior to disposition of the property on August 28, 1996. The other partners in these ventures, except for T. Rowe Price-Pacific, are affiliates of the Partnership. All intercompany accounts and transactions have been eliminated in consolidation.
    Depreciation is calculated primarily on the straight-line method over the estimated useful lives of buildings and improvements, which range from five to 40 years. Lease commissions and tenant improvements are capitalized and amortized over the life of the lease using the straight-line method.
    Cash equivalents consist of money market mutual funds, the cost of which approximates fair value.
    The Partnership uses the allowance method of accounting for doubtful accounts. Provisions for (recoveries of) uncollectible tenant receivables in the amounts of $29,000, ($101,000), and $162,000 were recorded in 1996, 1995, and 1994, respectively. Bad debt expense (recoveries) is included in Property Operating Expenses.
    The Partnership will review its real estate property investments for impairment whenever events or changes in circumstances indicate that the property carrying amounts may not be recoverable. Such a review results in the Partnership recording a provision for impairment of the carrying value of its real estate property investments whenever the estimated future cash flows from a property's operations and projected sale are less than the property's net carrying value. The General Partner believes that the estimates and assumptions used in evaluating the carrying value of the Partnership's properties are appropriate; however, changes in market conditions and circumstances could occur in the near term which would cause these estimates to change.
    Rental income is recognized on a straight-line basis over the term of each lease. Rental income accrued, but not yet billed, is included in Other Assets and aggregates $280,000 and $300,000 at December 31, 1996 and 1995, respectively.
    Under provisions of the Internal Revenue Code and applicable state taxation codes, partnerships are generally not subject to income taxes; therefore, no provision has been made for such taxes in the accompanying consolidated financial statements.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned partnership management fees of $298,000, $346,000, and $269,000 in 1996, 1995, and 1994, respectively. In addition, the General Partner's share of cash available for distribution from operations, as discussed in Note 1, totaled $30,000, $31,000, and $28,000 in 1996, 1995, and 1994, respectively.
    In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $117,000, $107,000, and $108,000 for communications and administrative services performed on behalf of the Partnership during 1996, 1995, and 1994, respectively.
    An affiliate of the General Partner earned a normal and customary fee of $10,000, $20,000, and $16,000 from the money market mutual funds in which the Partnership made its interim cash investments during 1996, 1995, and 1994, respectively.
    LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting, and other related services to the Partnership. LaSalle's reimbursement for such expenses during each of the last three years totaled $150,000.
    An affiliate of LaSalle earned $131,000, $129,000, and $145,000 in 1996, 1995, and 1994, respectively, for property management fees and leasing commissions on tenant renewals and extensions at several of the Partnership's properties.

NOTE 4 - PROPERTIES HELD FOR SALE AND DISPOSITIONS

On June 29, 1995, the Partnership sold Sullyfield Circle and received net proceeds of $2,622,000. Because the carrying value of this property had been written down to approximate its market value, no gain or loss was recognized on this property disposition.
    On February 14, 1996, the Partnership sold Regal Row and received net proceeds of $3,612,000. The net book value of this property at the date of disposition was also $3,612,000, after accumulated depreciation expense and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale.
    On August 28, 1996, Fairchild Corporate Center, an office property in which the Partnership had a 24% interest was sold. The Partnership received net proceeds of $2,347,000. The net book value of the Partnership's interest at the date of sale was $1,648,000, after deduction of accumulated depreciation and previously recorded impairments. Accordingly, the Partnership recognized a $699,000 gain on the sale of this property.
    The Partnership began actively marketing its two midwest industrial properties, Bonnie Lane and Glenn Avenue in late 1996, and has subsequently signed a letter of intent with a prospective buyer. In late 1996, the Partnership also began marketing South Point Plaza, a shopping center in which the Partnership has a 50% interest. The Partnership has classified the carrying amounts of these three properties as held for sale in the accompanying December 31, 1996 balance sheet.
    The Partnership began actively marketing the AMCC property in June 1996, and classifies it as held for sale in the accompanying December 31, 1996 balance sheet at an amount equal to its estimated net sales proceeds. The disposition of AMCC was completed in early 1997.
    Results of operations for properties held for sale at December 31, 1996, and properties sold during the past three years, are summarized below:

                                 1996       1995        1994
                               _________ __________   ________

Recovery (Decline) of          $(679,000) $ 343,000  $  899,000
  Property Values
Other Components of            1,471,000  1,417,000   1,386,000
  Operating Income
                              __________ __________   _________

Results of Operations          $ 792,000  $1,760,000 $2,285,000
                              __________ __________   _________
                              __________ __________   _________

NOTE 5 - PROPERTY VALUATIONS

On January 1, 1996, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which changed the Partnership's method of accounting for its real estate property investments when circumstances indicate that the carrying amount of a property may
not be recoverable.   Measurement of an impairment loss on an
operating property will now be based on the estimated fair value of the property, which becomes the property's new cost basis, rather than the sum of expected future cash flows. Properties held for sale will continue to be reflected at the lower of historical cost or estimated fair value less anticipated selling costs. In addition, properties held for sale are no longer depreciated.
    Based upon a review of current market conditions, estimated holding period, and future performance expectations of each property, the General Partner has determined that the net carrying value of certain Partnership properties held for operations may not be fully recoverable. Charges recognized for such impairments aggregated $2,489,000 in 1996 and $550,000 in 1994.
    Because the Business Plaza property was not then being actively marketed for sale, its carrying value was assessed and, accordingly, a net valuation allowance of $1,957,000 at December 31, 1995 was reclassified as a permanent impairment of the property's carrying value. Valuation recoveries for this property were $339,000 in 1995 and $511,000 in 1994.

NOTE 6 - LEASES

Future minimum rentals (in thousands) to be received by the Partnership under noncancelable operating leases in effect at December 31, 1996, are:

                 1997           $ 4,493
                 1998             2,777
                 1999             1,655
                 2000             1,051
                 2001               730
              Thereafter          1,089
                                _______

                Total           $11,795
                                _______
                                _______

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENT TO TAXABLE INCOME

As described in Note 2, the Partnership has not provided for an income tax liability; however, certain timing differences (in thousands) exist between amounts reported for financial reporting and federal income tax purposes. These differences are summarized below for the last three years:


                                 1996      1995       1994
                               ___________________  ________


Book net income (loss) . . .  $  (720)   $ 2,392   $ 1,862
Allowance for
  doubtful accounts. . . . .     (142)      (161)      182
Property valuation
  allowance and losses
  on dispositions. . . . . .   (2,732)    (2,793)     (860)
Normalized and
  prepaid rents. . . . . . .       78        (81)     (182)
Interest income. . . . . . .        -        301       302
Depreciation . . . . . . . .     (214)        18       609
Other items. . . . . . . . .       (8)       (61)       (8)
                             ________   ________  ________

Taxable income (loss). . . .  $(3,738)   $  (385)  $ 1,905
                             ________   ________  ________
                             ________   ________  ________

NOTE 8 - SUBSEQUENT EVENT

The Partnership declared a quarterly cash distribution of $16.00 per unit to Limited Partners of the Partnership as of the close of business on December 31, 1996. The Limited Partners will receive $1,346,000, and the General Partner will receive $14,000.

INDEPENDENT AUDITORS' REPORT

To the Partners
T. Rowe Price Realty Income Fund II,
America's Sales-Commission-Free Real Estate Limited Partnership:

    We have audited the accompanying consolidated balance sheets of T. Rowe Price Realty Income Fund II, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Realty Income Fund II, America's Sales-Commission-Free Real Estate Limited Partnership and its consolidated ventures as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Chicago, Illinois
January 30, 1997